UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(a)

                            (Amendment No. 5)*

                                 KFx Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 48245L107
                              (CUSIP Number)

                              Mark D. Whatley
             Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                        A Professional Corporation
                    Three Embarcadero Center, Suite 700
                         San Francisco, CA  94111
                              (415) 434-1600
                              --------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 19, 2003
                             -----------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Exhibit Index on Page 11
                              Total Pages 13

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CUSIP No. 48245L107		SCHEDULE 13D		        Page 2 of 13


1   Name of Reporting Person
					   Westcliff Capital Management, LLC

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a) [x]
                                                                     (b) [ ]

3   SEC USE ONLY

4   Source of Funds                                                      N/A

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                       [ ]

6   Citizenship or Place of Organization           California, United States

   NUMBER OF       7   Sole Voting Power                                 -0-
     SHARES
  BENEFICIALLY     8   Shared Voting Power                         9,666,250
    OWNED BY
 EACH REPORTING    9   Sole Dispositive Power                            -0-
  PERSON WITH
                   10  Shared Dispositive Power                    9,666,250

11  Aggregate Amount Beneficially Owned by Each Reporting
    Person                                                         9,666,250

12  Check Box if the Aggregate Amount in Row 11 Excludes
    Certain Shares                                                       [ ]

13  Percent of Class Represented by Amount in Row 11                   18.6%

14  Type of Reporting Person                                           IA,OO


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CUSIP No. 48245L107		SCHEDULE 13D		        Page 3 of 13


1   Name of Reporting Person
					              Richard S. Spencer III

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a) [x]
                                                                     (b) [ ]

3   SEC USE ONLY

4   Source of Funds                                                      N/A

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                       [ ]

6   Citizenship or Place of Organization                       United States

   NUMBER OF       7   Sole Voting Power                                 -0-
     SHARES
  BENEFICIALLY     8   Shared Voting Power                         9,666,250
    OWNED BY
 EACH REPORTING    9   Sole Dispositive Power                            -0-
  PERSON WITH
                   10  Shared Dispositive Power                    9,666,250

11  Aggregate Amount Beneficially Owned by Each Reporting
    Person                                                         9,666,250

12  Check Box if the Aggregate Amount in Row 11 Excludes
    Certain Shares                                                       [ ]

13  Percent of Class Represented by Amount in Row 11                   18.6%

14  Type of Reporting Person                                           HC,IN


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CUSIP No. 48245L107		SCHEDULE 13D		        Page 4 of 13


1   Name of Reporting Person
                                       Westcliff Public Ventures - KFx, L.P.

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a) [ ]
                                                                     (b) [x]

3   SEC USE ONLY

4   Source of Funds                                                      N/A

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                       [ ]

6   Citizenship or Place of Organization           California, United States

   NUMBER OF       7   Sole Voting Power                                 -0-
     SHARES
  BENEFICIALLY     8   Shared Voting Power                         3,382,650
    OWNED BY
 EACH REPORTING    9   Sole Dispositive Power                            -0-
  PERSON WITH
                   10  Shared Dispositive Power                    3,382,650

11  Aggregate Amount Beneficially Owned by Each Reporting
    Person                                                         3,382,650

12  Check Box if the Aggregate Amount in Row 11 Excludes
    Certain Shares                                                       [ ]

13  Percent of Class Represented by Amount in Row 11                    6.5%

14  Type of Reporting Person                                              PN


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CUSIP No. 48245L107		SCHEDULE 13D		        Page 5 of 13


1   Name of Reporting Person
					Noranda Finance Inc. Retirement Plan
					      for Affiliated Companies Trust

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a) [ ]
                                                                     (b) [x]

3   SEC USE ONLY

4   Source of Funds                                                      N/A

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                       [ ]

6   Citizenship or Place of Organization            Tennessee, United States

   NUMBER OF       7   Sole Voting Power                                 -0-
     SHARES
  BENEFICIALLY     8   Shared Voting Power                         1,655,906
    OWNED BY
 EACH REPORTING    9   Sole Dispositive Power                            -0-
  PERSON WITH
                   10  Shared Dispositive Power                    1,655,906

11  Aggregate Amount Beneficially Owned by Each Reporting
    Person                                                         1,655,906

12  Check Box if the Aggregate Amount in Row 11 Excludes
    Certain Shares                                                       [ ]

13  Percent of Class Represented by Amount in Row 11                    3.2%

14  Type of Reporting Person                                              EP

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CUSIP No. 48245L107		SCHEDULE 13D		        Page 6 of 13


Item 1.   Security and Issuer.

This statement relates to shares of Common Stock (the "Stock") of KFx Inc. (the "Issuer"). The principal executive office of the Issuer is located at 55 Madison Street, Suite 745, Denver, CO 80206.

Item 2.   Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)  Identity

     Westcliff Capital Management, LLC ("Westcliff"), Richard S. Spencer III, Westcliff Public Ventures - KFx, L.P. ("Public Ventures - KFx") and Noranda Finance Inc. Retirement Plan for Affiliated Companies Trust ("Noranda," and collectively, the "Filers"). Westcliff and Mr. Spencer are filing this Schedule 13D as a group. Public Ventures KFx and Noranda are filing jointly with the other Filers, but not as members of a group, and each expressly disclaims membership in a group.

(b)  The business address of the Filers is

     200 Seventh Avenue, Suite 105, Santa Cruz, CA 95602 (for Westcliff, Richard S. Spencer III and Public Ventures - KFx) and 1000 Corporate Centre Drive, Suite 300, Franklin, TN 37067 (for Noranda).

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

     Westcliff is an investment adviser registered with the Securities and Exchange Commission. It is the general partner of and investment adviser to investment limited partnerships (including Public Ventures -- KFx), and the investment adviser to other accounts (including Noranda).
     Mr. Spencer is the manager and controlling owner of Westcliff.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each Filer is listed on that Filer's cover page.

Item 3.   Source and Amount of Funds or Other Consideration.

Inapplicable.  This schedule 13D is not being filed as a result of any

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CUSIP No. 48245L107		SCHEDULE 13D		        Page 7 of 13


acquisition of shares.  See item 4 below.

Item 4.   Purpose of Transaction.

This Amendment is not being filed to report an acquisition of securities of the Issuer. On December 19, 2003, the Filers sold shares of the Issuer's common stock in the open market.

Westcliff may decide to purchase at any time or times on behalf of its advisory clients (including Noranda) additional shares of common stock or other securities of the Issuer. Westcliff may at any time cause its advisory clients (including Noranda) to dispose of any or all securities of the Issuer in any lawful manner. Westcliff's advisory clients (including Noranda) reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Westcliff consider to be in the interests of such clients. Other than as described herein, none of the Filers has any present plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

5(a) and 5(b): The beneficial ownership of the Issuer's common stock by each Filer at the date hereof is reflected on that Filer's cover page.

Because Westcliff has sole voting investment power over the holdings of each of the investment partnerships of which it is a general partner and its advisory clients, and because Spencer controls Westcliff, Westcliff and Spencer may be deemed to have beneficial ownership of all of those shares, representing approximately 18.6% of the outstanding KFx stock.

Westcliff and Spencer each disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any person other than each other and further disclaims on behalf of each investment partnership and investment advisory client for whose account Westcliff exercises discretion, beneficial ownership of any shares of KFx common stock owned by any other person. Noranda and Public Ventures-KFx disclaim membership in a "group" within the meaning of Section 13(d)(4) of the Exchange Act or rule 13d-5(b)(1) of the Exchange Act with any person. No investment partnership or investment advisory client for which KFx exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment fund or client.

5(c) The Filers have effected the following transactions in the Stock in the last 60 days:

Name         Purchase or Sale      Date   Number of Shares  Price per Share
----         ----------------      ----   ----------------  ---------------

Noranda      Open Market Sale  12/19/03         385,800          $7.00

Westcliff    Open Market Sale  12/19/03       1,700,000          $7.00

Public       Open Market Sale  12/19/03         348,600          $7.00
Ventures-KFx

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CUSIP No. 48245L107		SCHEDULE 13D		        Page 8 of 13


5(d) Westcliff has been granted the authority to dispose of and vote the securities reflected in Items 7-11 of page 2 of this Schedule 13d in its capacity as general partner and investment manager for certain investment limited partnerships and as investment adviser to certain other investment funds and client accounts. Those partnerships, funds and persons, or entities that own those accounts, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities held by those partnerships, funds or in those accounts.

5(e) As of December 19, 2003, Noranda ceased to be the beneficial owner of more than 5% of the Issuer's outstanding common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Westcliff is the general partner of investment limited partnerships pursuant to an agreement of limited partnership with respect to each such partnership. Each of those agreements provides to Westcliff the authority, among other things, to invest the funds of those partnerships in the Stock, to vote and dispose of the Stock and to file this statement on their behalf. Pursuant to each such agreement, Westcliff is entitled to allocations based on assets under management and realized and unrealized gains.

Pursuant to the Investors' Rights Agreement, subject to the First Amended Limited Liability Agreement of K-Fuel LLC, dated as of June 29, 1999, between the Issuer and Kennecott Alternative Fuels, Inc. ("Kennecott") (the "K-Fuel Agreement"), the Issuer has agreed to grant a license, through K-Fuel LLC, a joint venture owned by the Issuer and Kennecott, or cause K-Fuel LLC to grant a license, to one or more of the investors in the Private Placement ("Licensees") (or their affiliates or one or more entities that are formed by one or more of the Licensees) to develop future commercial projects, and grants to the Licensees the right to participate in any and all commercial projects in which the Issuer or its affiliates participate, in connection with the greater of the (a) construction of one or more commercial projects in the United States in which the aggregate production of K-Fuel Products (as defined in the K-Fuel Agreement) per year from such commercial projects allocable to the Licensees based on the Licensees' pro rata equity ownership interest in such commercial projects is not greater than fifty million tons and (b) construction of six commercial projects in the United States in which the Licensees (individually or as a group) take an equity interest. Such license will include any and all rights relating to such K-Fuel Technology (as defined in the K-Fuel Agreement), including all right to market all K-Fuel Products produced by the commercial project at market prices, to manage the commercial project for reasonable fees, and to supply coal and other related feedstock for any such commercial project. Notwithstanding the foregoing, Kennecott retains the right to market its share of K-Fuel Product produced by each commercial project in which Kennecott has at least a twenty percent equity interest. The Licensees agreed to pay license fees and royalties in connection with such commercial projects at the lesser of the rate applicable to a non-Kennecott project under the K-Fuel Agreement or the lowest rate charged by the Issuer and K-Fuel LLC, in the aggregate, for a non-Kennecott project.

Also, pursuant to the Investors' Rights Agreement, the Issuer agreed to grant, through K-Fuel LLC, or to cause K-Fuel LLC to grant, to the Licensees

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CUSIP No. 48245L107		SCHEDULE 13D		        Page 9 of 13


an irrevocable, transferable, exclusive right and license, with the right to grant sublicenses, to develop commercial projects and otherwise provide, manufacture, use, employ, practice, distribute, reproduce, disseminate, make, have made, sell, offer to sell, have sold, research, design, develop, market or otherwise exploit any and all rights under the K-Fuel Technology, within India. The exclusive rights and licenses granted expire on July 19, 2009; provided, however, that such rights and licenses will be extended for successive seven year terms on the achievement of certain milestones to be negotiated in good faith by the Issuer and the Licensees.

Item 7.   Material Filed as Exhibits.

Exhibit A: Letter Agreement dated March 28, 2002, previously filed.

Exhibit B: Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit C: Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit D: Second Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit E: Form of Warrant to Purchase Common Stock dated March 28, 2002, previously filed.

Exhibit F: Form of Warrant to Purchase Common Stock dated April 30, 2002, previously filed.

Exhibit G: Form of Warrant to Purchase Common Stock dated July 1, 2002, previously filed.

Exhibit H: Third Amended and Restated Investors' Rights Agreement, previously filed.

Exhibit I: Third Amended and Restated Put Agreement, previously filed.

Exhibit J: Third Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit K: Form of Warrant to Purchase Common Stock dated July 19, 2002, previously filed.

Exhibit L: Fourth Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit M: Fourth Amended and Restated Investors' Rights Agreement, previously filed.

Exhibit N: Fourth Amended and Restated Put Agreement, previously filed.

Exhibit O: Form of Warrant to Purchase Common Stock dated August 21, 2002, previously filed.

Exhibit P: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated December 29, 2003.

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CUSIP No. 48245L107		SCHEDULE 13D		       Page 10 of 13


Exhibit Q: Waiver of Penalty Warrants dated September 26, 2002 previously filed.


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CUSIP No. 48245L107		SCHEDULE 13D		       Page 11 of 13


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Westcliff Capital Management, LLC     Westcliff Public Ventures-KFx, L.P.
                                      By: Westcliff Capital Management, LLC,
                                      General Partner
By: /s/ Richard S. Spencer, III
    ---------------------------       By: /s/ Richard S. Spencer, III
    Richard S. Spencer, III               ---------------------------
    Manager                               Richard S. Spencer, III
                                          Manager

                                      Noranda Finance Inc. Retirement Plan
                                      for Affiliated Companies Trust

                                      By: Noranda Finance Inc.
                                      Authorized Person

/s/ Richard S. Spencer, III           By: /s/ A.K. Brown
---------------------------               -------------------
Richard S. Spencer, III                   A.K. Brown
                                          Assistant Secretary


DATED:  December 29, 2003

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CUSIP No. 48245L107		SCHEDULE 13D		       Page 12 of 13


                                EXHIBIT INDEX


Exhibit P.  Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G, dated December 29, 2003.


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CUSIP No. 48245L107		SCHEDULE 13D		       Page 13 of 13


                                 EXHIBIT P
                     AGREEMENT REGARDING JOINT FILING
                    OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


Westcliff Capital Management, LLC     Westcliff Public Ventures-KFx, L.P.
                                      By: Westcliff Capital Management, LLC,
                                      General Partner
By: /s/ Richard S. Spencer, III
    ---------------------------       By: /s/ Richard S. Spencer, III
    Richard S. Spencer, III               ---------------------------
    Manager                               Richard S. Spencer, III
                                          Manager

                                      Noranda Finance Inc. Retirement Plan
                                      for Affiliated Companies Trust

                                      By: Noranda Finance Inc.
                                      Authorized Person

/s/ Richard S. Spencer, III           By: /s/ A.K. Brown
---------------------------               -------------------
Richard S. Spencer, III                   A.K. Brown
                                          Assistant Secretary


DATED:  December 29, 2003